Exhibit (h)(1)(i)

AMENDED AND RESTATED SCHEDULE A

with respect to the

AMENDED AND RESTATED

ADMINISTRATIVE SERVICES AGREEMENT

between

ING VARIABLE PRODUCTS TRUST

and

ING FUNDS SERVICES, LLC

Funds	Annual Administrative Fee
(as a percentage of average daily net assets)
ING International Value Portfolio	0.10%
ING MidCap Opportunities Portfolio	0.10%
ING SmallCap Opportunities Portfolio	0.10%